 Exhibit 1

[LETTERHEAD OF CHATHAM ASSET MANAGEMENT]

February 28, 2020

Mr. John C. Pope

Chair, Board of Directors

Mr. Daniel L. Knotts

President and Chief Executive Officer

R.R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, IL 60601

Re:	R.R. Donnelley & Sons Company (the “Company”)

Dear Messrs. Pope and Knotts:

As you are aware, we have repeatedly voiced to management and the board of directors of the Company our ongoing concern about certain policies and strategies relating to the Company’s financing plan (or lack thereof), which we view as value-destructive to the Company’s stakeholders.

Following the Company’s recent publication of its fourth quarter and annual results for the period ended December 31, 2019, and the related conference call on February 26, 2020, we were utterly disappointed by the lack of any coherent response by management to the valid concerns we have raised. Consequently, we determined to amend our prior regulatory filing on Schedule 13G, and commence reporting on Schedule 13D in order to maintain the maximum flexibility to effectuate necessary changes at the Company.

The Company has previously adopted a current stockholder rights plan (the “Poison Pill”), which we view as both a breach of fiduciary duty and a new low in corporate governance. This Poison Pill, in the circumstances under which it was adopted, serves no purpose other than to entrench a severely underperforming board of directors, along with similarly underperforming, overcompensated management. Each appears desperately and rightly fearful of the Company’s investors taking any appropriate action to advocate for their replacement. In this circumstance, the Poison Pill is in direct opposition to the most basic and fundamental duties owed by a board of directors of a corporation to its owners.

Among its more noxious elements, the Poison Pill contains provisions that may be interpreted to cause investors who, like us, no longer make regulatory filings on Schedule 13G (i.e., who are no longer so-called “ordinary course institutional investors”) to have tripped the Poison Pill threshold to the extent their beneficial ownership of the Company’s common stock exceeds 10%. The applicable threshold for all other investors is 20%. The effect is that any such investors whose change in intent causes them no longer to qualify as “ordinary course institutional investors” are required to reduce their beneficial ownership position to below 10% within 30 days, or trigger the Poison Pill. Moreover, such provisions appear to apply to us notwithstanding that our affiliated funds have not purchased a single additional share since the Company’s precipitous and unlawful adoption of the Poison Pill on August 28, 2019.

We are no longer content to stand idly by, while hundreds of millions of dollars’ worth of value for all of the Company’s stakeholders are blithely frittered away by a group of entrenched, inactive and incompetent leaders.

However, we are now faced with an untenable dilemma – sell our position below 10%, by no later than March 27, 2020, into a rapidly declining market that significantly undervalues the Company’s true worth, or alternatively, face the crippling effects of dilution under the Poison Pill. This all as a penalty for doing no more than to exercise our most basic and fundamental right as a stockholder – raising our voices, making our positions known, and preserving our core ability to advocate for certain vitally necessary changes at the Company.

We therefore demand that the board of directors and management take swift and immediate action to revoke the Poison Pill; and if not that, to revise the above-referenced provisions that have such an unconscionable effect on investors in a position such as ours.

Please be advised that we are prepared to initiate appropriate litigation against you and the Company if your response proves to be untimely or inadequate. We would view any such litigation as an unfortunate waste of our, your and the Company’s valuable time and resources, so we hope that you will not make it necessary for us to pursue that path to protect the legitimate interests of all stakeholders.

We look forward to your prompt response to these matters and, in any event, expect to hear back from you by no later than March 3, 2020.

Sincerely,

/s/ Anthony Melchiorre

Anthony Melchiorre
Managing Member
Chatham Asset Management

cc:	Terry D. Peterson, Executive Vice President and Chief Financial Officer Brian D. Feeney, Senior Vice President, Finance